Exhibit 12.1

Ratio of Earnings to Fixed Charges

		For the Year Ended December 31,				For the Period
Period ($000)	For the Three Months Ended March 31, 2010	2009	2008	2007	2006	Oct. 18 – Dec. 31, 2005	Jan. 1 – Oct. 17, 2005
		IFRS			U.S. GAAP
Earnings:
Net Income	$(2,209)	$16,846	$42,148	$27,463	$35,750	$9,469	$43,641
Fixed Charges	7,643	20,582	21,904	14,457	13,957	2,872	3,596

Total Earnings	$5,434	$37,428	$64,052	$41,920	$49,707	$12,341	$47,237

Fixed Charges:
Interest including amortization of debt issuance cost	$7,643	$20,582	$21,904	$14,457	$13,957	$2,872	$3,596

Total Fixed Charges	$7,643	$20,582	$21,904	$14,457	$13,957	$2,872	$3,596

Ratio of Earnings to Fixed Charges	*	1.82	2.92	2.90	3.56	4.30	13.14

*For the three months ended March 31, 2010, earnings were insufficient to cover fixed charges by approximately $2.2 million.